                             UNITED STATES             -------------------------
                  SECURITIES AND EXCHANGE COMMISSION          OMB APPROVAL
                         WASHINGTON, D.C. 20549        -------------------------
                                                       OMB Number      3235-0145

                              SCHEDULE 13G             Expires:        31-Aug-91
                                                       Estimated Average burden
                                                       hours per response
                                                       -------------------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.___)*



                           Monarch Dental Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 609044 10 2
                     ------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (10-88)

---------------------                                                  ------
CUSIP NO. 609044 10 2                 13G                              PAGE 2
---------------------                                                  ------

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advent VII L.P.                                                       04-3181563
      Advent New York L.P.                                                  04-3095408
      Advent Atlantic and Pacific II L.P.                                   04-3123521
      TA Venture Investors L.P.                                             04-3068354
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE BOX IF A MEMBER OF A GROUP*

                                                                                             (a)  [X]
                                                                                             (b)  [ ]
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Advent VII L.P.                                                       Delaware
      Advent New York L.P.                                                  Delaware
      Advent Atlantic and Pacific II L.P.                                   Delaware
      TA Venture Investors L.P.                                             Massachusetts
--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

     NUMBER OF             Advent VII L.P.                                  1,829,029
                           Advent New York L.P.                               182,885
      SHARES               Advent Atlantic and Pacific II L.P.                631,433
                           TA Venture Investors L.P.                           29,853
   BENEFICIALLY      ------------------------------------------------------------------------------------------
                     6     SHARED VOTING POWER

      OWNED BY             N/A
                     ------------------------------------------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER

      REPORTING            Advent VII L.P.                                  1,829,029
                           Advent New York L.P.                               182,885
       PERSON              Advent Atlantic and Pacific II L.P.                631,433
                           TA Venture Investors L.P.                           29,853
        WITH         ------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           N/A
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Advent VII L.P.                                                       1,829,029
      Advent New York L.P.                                                    182,885
      Advent Atlantic and Pacific II L.P.                                     631,433
      TA Venture Investors L.P.                                                29,853
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Advent VII L.P.                                                           17.90
      Advent New York L.P.                                                       1.79
      Advent Atlantic and Pacific II L.P.                                        6.18
      TA Venture Investors L.P.                                                   .29
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      Each entity is a Limited Partnership
--------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                   Page 3

ITEM 1(a)    NAME OF ISSUER: Monarch Dental Corporation

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             6787 Arapaho Road
             Suite 779
             Dallas, TX 75248

ITEM 2(a)    NAME OF PERSON FILING:
             Advent VII L.P.
             Advent New York L.P.
             Advent Atlantic and Pacific II L.P.
             TA Venture Investors L.P.

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
             c/o TA Associates
             125 High Street, Suite 2500
             Boston, MA 02110

ITEM 2(c)    CITIZENSHIP:  Not Applicable

ITEM 2(d)    TITLE AND CLASS OF SECURITIES: Common

ITEM 2(e)    CUSIP NUMBER: 609044 10 4

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4       OWNERSHIP
ITEM 4(a)    AMOUNT BENEFICIALLY OWNED:                      COMMON STOCK
                                                             ------------
             Advent VII L.P.                                         1,829,029
             Advent New York L.P.                                      182,885
             Advent Atlantic and Pacific II L.P.                       631,433
             TA Venture Investors L.P.                                  29,853

ITEM 4(b)    PERCENT OF CLASS:                               PERCENTAGE
                                                             ----------
             Advent VII L.P.                                   17.90
             Advent New York L.P.                               1.79
             Advent Atlantic and Pacific II L.P.                6.18
             TA Venture Investors L.P.                           .29

ITEM 4(c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:      COMMON STOCK
                                                             ------------
             Advent VII L.P.                                         1,829,029
             Advent New York L.P.                                      182,885
             Advent Atlantic and Pacific II L.P.                       631,433
             TA Venture Investors L.P.                                  29,853

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:       N/A
             (iii) SOLE POWER TO DISPOSE OR DIRECT THE
                   DISPOSITION:                              COMMON STOCK
                                                             ------------
             Advent VII L.P.                                         1,829,029
             Advent New York L.P.                                      182,885
             Advent Atlantic and Pacific II L.P.                       631,433
             TA Venture Investors L.P.                                  29,853

             (iv)  SHARED POWER TO DISPOSE OR DIRECT THE
                         DISPOSITION                              N/A

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          Not Applicable

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          Not Applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          This schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10   CERTIFICATION: Not Applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VII L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., and TA Venture Investors Limited Partnership, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Monarch Dental Corporation.

Dated:


ADVENT VII L.P.
By: TA Associates VII L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT ATLANTIC AND PACIFIC II L.P.
By: TA Associates AAP II Partners L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT NEW YORK L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


TA VENTURE INVESTORS LIMITED PARTNERSHIP

By:
   --------------------------------------------------------
   Katherine S. Cromwell, General Partner